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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:2*

Name of Issuer:  Orchard Supply Hardware Stores Corporation

Title of Class of Securities:  Common Stock


CUSIP Number:  68569110-7


Check the following line if a fee is being paid with this statement __. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.:  68569110-7

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Janus Capital Corporation
         EIN #84-0765359

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    a.   ___
    b.   _X_

3.  SEC USE ONLY

4.  CITIZENSHIP OF PLACE OF ORGANIZATION
         Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

    5.   SOLE VOTING POWER
              -0-

    6.   SHARED VOTING POWER
              151,065 **

    7.   SOLE DISPOSITIVE POWER
              -0-

    8.   SHARED DISPOSITIVE POWER
              151,065 **

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         151,065 **
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES
         N/A
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         2.2% **
12. TYPE OF REPORTING PERSON
         IA, CO

**  See Item 4 of this filing
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CUSIP No.:  68569110-7

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Thomas H. Bailey
         SS ####-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    a.   ___
    b.   _X_

3.  SEC USE ONLY

4.  CITIZENSHIP OF PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

    5.   SOLE VOTING POWER
              -0-

    6.   SHARED VOTING POWER
              151,065 **

    7.   SOLE DISPOSITIVE POWER
              -0-

    8.   SHARED DISPOSITIVE POWER
              151,065 **

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         151,065  **
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES
         N/A
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         2.2% **
12. TYPE OF REPORTING PERSON
         IN

**  See Item 4 of this filing
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CUSIP No.:  68569110-7

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Janus Venture Fund
         EIN #84-0964425

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    a.   ___
    b.   _X_

3.  SEC USE ONLY

4.  CITIZENSHIP OF PLACE OF ORGANIZATION
         Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

    5.   SOLE VOTING POWER
              0

    6.   SHARED VOTING POWER
              -0- **

    7.   SOLE DISPOSITIVE POWER
              0

    8.   SHARED DISPOSITIVE POWER
              -0- **

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0    **
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES
         N/A
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         0.0% **
12. TYPE OF REPORTING PERSON
         IV

**  See Item 4 of this filing

Item 1.

    (a). Name of Issuer:  Orchard Supply Hardware Stores
                          Corporation ("Orchard")

    (b). Address of Issuer's Principal Executive Offices:
         6450 Via Del Oro
         San Jose, CA 95119

Item 2.

    (a).-(c). Name, Principal Business Address, and Citizenship of Persons Filing:

         (1)  Janus Capital Corporation ("Janus Capital")
              100 Fillmore Street, Suite 300
              Denver, Colorado  80206-4923
              Citizenship:  Colorado

         (2)  Thomas H. Bailey ("Mr. Bailey")
              100 Fillmore Street, Suite 300
              Denver, Colorado  80206-4923
              Citizenship:  USA

         (3)  Janus Venture Fund
              100 Fillmore Street, Suite 300
              Denver, Colorado 80206-4923
              Citizenship:  Massachusetts

    (d). Title of Class of Securities:  Common Stock

    (e). CUSIP Number:  68569110-7
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Item 3.

    Janus Capital is an Investment Adviser registered under
    Section 203 of the Investment Advisers Act of 1940.

    Janus Venture Fund is an Investment Company registered under
    Section 8 of the Investment Company Act.

Item 4.  Ownership

         The information in items 1 and 5 through 11 on the cover pages (pp. 2-4) on Schedule 13G is hereby incorporated by reference.

         Janus Capital is a registered investment adviser which furnishes investment advice to several investment companies registered under Section 8 of the Investment Company Act of 1940 and individual and institutional clients (collectively referred to herein as "Managed Portfolios"). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of the shares of Orchard Common Stock held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

         Mr. Bailey owns approximately 17.6% of Janus Capital. In addition to being a stockholder of Janus Capital, Mr. Bailey serves as President and Chairman of the Board of Janus Capital and is filing this joint statement with Janus Capital as a result of such stock ownership and positions which may be deemed to enable him to exercise control over Janus Capital. Mr.
         Bailey does not own of record any shares of Orchard Common Stock and he has not engaged in any transaction in Orchard Common Stock. However, as a result of his position, Mr. Bailey may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that Janus Capital may have with respect to Orchard Common Stock held by the Managed Portfolios. All shares reported herein have been acquired by the Managed Portfolios, and Mr.
         Bailey specifically disclaims beneficial ownership
         over any shares of Orchard Common Stock that he or Janus Capital may be deemed to beneficially own. Furthermore, Mr. Bailey does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.
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         Janus Venture Fund is an investment company registered
         under the Investment Company Act of 1940 and is one of the Managed Portfolios to which Janus Capital provides investment advice.

Item 5.  Ownership of Five Percent or Less of a Class

         This statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities.

         Janus Capital's Managed Portfolios have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person

         N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the
         Parent Holding Company

         N/A

Item 8.  Identification and Classification of Members of the
         Group

         N/A

Item 9.  Notice of Dissolution of Group

         N/A
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Item 10.      Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
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                                SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


JANUS CAPITAL CORPORATION

By  /s/  David C. Tucker                         11/09/94
   David C. Tucker, Vice President                  Date


JANUS VENTURE FUND

By  /s/  David C. Tucker                         11/09/94
   David C. Tucker, Vice President                  Date


THOMAS H. BAILEY

By  /s/  David C. Tucker                          11/09/94
   David C. Tucker                                  Date


   Under Power of Attorney dated 2/10/94
   On File with Schedule 13G for
   Navigators Group, Inc. 2/11/94
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EXHIBIT A



                          JOINT FILING AGREEMENT


    In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Orchard Supply Hardware Stores Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby
execute this Agreement as of the 9th   day of  November , 1994.


                        JANUS CAPITAL CORPORATION

                        By  /s/  David C. Tucker
                           David C. Tucker, Vice President


                        JANUS VENTURE FUND

                        By  /s/  David C. Tucker
                           David C. Tucker, Vice President



                        THOMAS H. BAILEY



                        By  /s/  David C. Tucker

                           David C. Tucker

                           Under Power of Attorney dated 2/10/94
                           On File with Schedule 13G for
                           Navigators Group, Inc. 2/11/94